ALBERTA COMPLIANCE SERVICES INC.

02 OCT -7 AM 9:18

02055211

September 26, 2002

Securities & Exchange Commission
450 Fifth Street N. W.
Washington, DC
USA 20549

Attention: Office of International Corporate Finance

SUPPL

Dear Sirs:

Re: Solana Petroleum Corp. (the "Corporation")
File No. 82-4931

Please accept for filing the following documents that include information required to be made public:

1. Interim Financial Statements for the 6 months ended June 30, 2002 and BCSC Form 51-901F
2. New Release dated August 20, 2002
3. News Release dated September 25, 2002

Yours truly,

ALBERTA COMPLIANCE SERVICES INC.

PROCESSED
OCT 09 2002
THOMSON
FINANCIAL

Sherri Van Ham
Associate

dw 10/8

encl.

602, 304 - 8 Avenue S.W. Calgary, Alberta Canada T2P 1C2
Phone: (403) 216-8450 * Fax: (403) 216-8459 * info@albertacompliance.com * www.albertacompliance.com

82-4931

02 OCT -7 AM 9:18

August 18, 2002

**NOTICE TO READER**

To the Shareholders of
Solana Petroleum Corporation

I have compiled the balance sheet of Solana Petroleum Corporation, as at June 30, 2002, and the statement of income and changes in financial position for the six month period then ended. The balances have not been audited, reviewed or otherwise verified for accuracy or completeness. Readers are cautioned that these statements may not be appropriate for their purposes.

82-4931

# SOLANA PETROLEUM CORPORATION
## CONSOLIDATED BALANCE SHEET
## JUNE 30, 2002
(Unaudited - See Notice to Reader)

| | JUN 30 2002 | Dec 31 2001 |
|---|---|---|
| **ASSETS** | | |
| Current assets | | |
| Funds held in trust | $ 3,270 | $ 3,270 |
| Cash | 2,675 | 21,935 |
| Accounts receivable | 2,973 | 4,262 |
| Prepaid expenses | - | 10,081 |
| | 8,918 | 39,548 |
| Capital assets | | |
| Office equipment | 626 | 626 |
| Computer | 6,334 | 6,334 |
| Less: Accumulated depreciation | (4,270) | (4,270) |
| | 2,690 | 2,690 |
| Due from related corporation | 22,500 | - |
| | $ 34,108 | $ 42,238 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Current liabilities | | |
| Accounts payable | $ 42,717 | $ 51,395 |
| Short term loan payable | 67,464 | - |
| Due to related party | 11,850 | - |
| | 122,031 | 51,395 |
| Funds for future California Syndicate AFE's | 646,994 | 646,994 |
| Share capital (Issued 20,289,055 shares) | 5,990,418 | 5,990,418 |
| Less: Share issue costs | (633,051) | (633,051) |
| | 5,357,367 | 5,357,367 |
| Deficit | (6,092,284) | (6,013,518) |
| | (734,917) | (656,151) |
| | $ 34,108 | $ 42,238 |

82-4931

## SOLANA PETROLEUM CORPORATION
### CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS
(Unaudited - See Notice to Reader)

| | Three Months Ended June 30 | | Six Months Ended June 30 | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| **REVENUE** | | | | |
| Interest income | $ - | $ 669 | $ 6 | $ 669 |
| **EXPENSE** | | | | |
| Accounting | 2,804 | 19,000 | 2,804 | 19,000 |
| Consultants | - | | 4,800 | 34,305 |
| Foreign exchange | (355) | 2,568 | (427) | 2,590 |
| Insurance | - | | 2,511 | 2,559 |
| Interest | 123 | | 123 | |
| Legal fees | - | 2,583 | - | 4,741 |
| Management fees | 24,000 | 26,250 | 44,688 | 26,250 |
| Office | 2,057 | 4,097 | 10,148 | 9,413 |
| Promotion and investor relations | 8,164 | 6,433 | 12,138 | 6,757 |
| Travel | 1,987 | 3,773 | 1,987 | 3,773 |
| | 38,780 | 64,704 | 78,772 | 109,388 |
| **INCOME (LOSS)** | (38,780) | (64,035) | (78,766) | (108,719) |
| **DEFICIT, BEGINNING OF PERIOD** | (6,053,504) | (5,809,582) | (6,013,518) | (5,764,898) |
| **DEFICIT, END OF PERIOD** | $ (6,092,284) | $ (5,873,617) | $ (6,092,284) | $ (5,873,617) |
| **NET INCOME (LOSS) PER SHARE** | (0.00) | (0.00) | (0.00) | (0.01) |

# SOLANA PETROLEUM CORPORATION
## CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
(Unaudited - See Notice to Reader)

| | Three Months Ended June 30 | | Six Months Ended June 30 | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| **Cash was provided by (used for)** | | | | |
| *Operating activities* | | | | |
| Net Income (Loss) for the period | $ (38,780) | (64,035) | $ (78,766) | (108,719) |
| Changes in non-cash working capital items | (3,703) | (106,803) | 14,542 | (75,528) |
| | (42,483) | (170,838) | (64,224) | (184,247) |
| *Investing activities* | | | | |
| Advances to related corporations | (22,500) | - | (22,500) | - |
| Purchase of petroleum & natural gas properties | - | 1 | - | 1 |
| | (22,500) | 1 | (22,500) | 1 |
| *Financing activities* | | | | |
| Funds disbursed of California Syndicate | - | - | - | - |
| Commitment for future AFE's for Syndicate | - | - | - | - |
| Short term loan | 67,464 | - | 67,464 | - |
| Issue of share capital | - | 302,000 | - | 302,000 |
| Share issue costs | - | (1,509) | - | (1,509) |
| | 67,464 | 300,491 | 67,464 | 300,491 |
| **Change in cash (Decrease)** | 2,481 | 129,654 | (19,260) | 116,245 |
| **Cash, beginning of period** | 3,464 | 27,419 | 25,205 | 40,828 |
| **Cash, end of period** | $ 5,945 | $ 157,073 | $ 5,945 | $ 157,073 |

82-4931

82-4931

# SOLANA PETROLEUM CORPORATION
## NOTES TO THE FINANCIAL STATEMENTS
## JUNE 30, 2002
(Unaudited - See Notice to Reader)

**1 Related party transactions**

The company has entered into agreements whereby certain directors were paid $ 24,000 (2001 - $ 93,000) for consulting and management fees.

**2 Comparative figures**

Certain comparative figures have been reclassified to conform to the current year presentation.

82-4931

**FORM 51-901F**

**Quarterly Report**

| | | |
|---|---|---|
| Incorporated as part of: | ______ | Schedule A |
| | X | Schedules B & C |

ISSUER DETAILS

| | |
|---|---|
| NAME OF ISSUER: | Solana Petroleum Corp. |
| ISSUER ADDRESS: | 121 E. Birch Ave., Suite 503<br>Flagstaff, Arizona 86001 U.S.A. |
| ISSUER PHONE: | 928-779-0166 |
| ISSUER FAX: | 928-779-0107 |
| CONTACT PERSON: | Eric A. Gavin |
| CONTACT'S POSITION: | V.P. Finance & Administration |
| CONTACT'S PHONE NUMBER: | 928-779-0166 |
| FOR QUARTER ENDED: | June 30, 2002 |
| DATE OF REPORT: | August 28, 2002 |
| CONTACT E-MAIL ADDRESS: | solanapetroleum@aol.com |
| WEB SITE ADDRESS: | www.solanapetroleum.com |

**CERTIFICATE**

THE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

| | | |
|---|---|---|
| **J. Bruce Carruthers II** | **"J. Bruce Carruthers II"** | **August 28, 2002** |
| **NAME OF DIRECTOR** | | **DATED** |
| **William W. Root** | **"William W. Root"** | **August 28, 2002** |
| **NAME OF DIRECTOR** | | **DATED** |

82-4931

# SCHEDULE B: SUPPLEMENTARY INFORMATION

## 1. Analysis of Expenses and Deferred Costs

The only expenses incurred during the period were related to General and Administrative costs, which include $24,000 in Management Fees.

## 2. Related Party Transactions

See Note 1 to the Financial Statements ending June 30, 2002 (attached).

## 3.(a) Summary of Securities Issued During the Period

The Company did not issue any securities during the three-month period ending June 30, 2002.

## 3.(b) Summary of Options Granted During the Period

The company did not grant any options during the period.

## 4.(a)(b) Summary of Securities as at the End of the Reporting Period

| | |
|---|---|
| **Authorized:** | Unlimited Common Shares with no par value<br>Unlimited First Preferred Shares<br>Unlimited Second Preferred Shares |
| **Issued:** | 20,289,055 |
| **Value of Common Shares:** | $5,357,367 |

## 4.(c) Summary of Options Outstanding as at the End of the Reporting Period

| Security | Number | Exercise Price | Expiry Date |
|---|---|---|---|
| Options | 421,340 | $0.50 | October 22, 2003 |
| Options | 150,000 | $0.17 | September 22, 2005 |

## 4.(d) Shares in Escrow as at the End of the Reporting Period

1,200,000 common shares are held in escrow pursuant to an Escrow Agreement dated September 25, 1998.

## 5. List of Directors and Officers as at the End of the Reporting Period

| | |
|---|---|
| J. Bruce Carruthers II | President, CEO, Director |
| William W. Root | CFO, Director |
| Eric A. Gavin | Vice President Finance & Administration |
| Keith R. Hewitt | Director |
| Jack A. Bolen | Director |

82-4931

## SCHEDULE C
## MANAGEMENT DISCUSSION

Solana Petroleum Corp. was incorporated in 1998 to acquire and develop petroleum exploration opportunities. Since its inception, Solana participated in two oil exploration projects in Colombia, and two gas exploration projects in the United States. Exploration activities on all of these properties failed to provide the results necessary to develop such projects, and all working interests were subsequently relinquished by the company. Based on the advice of its auditors, the company elected to write off all petroleum assets as of year-end 2000. As of the date of this filing, the company does not have any petroleum assets on its Balance Sheet.

***Inactive Issuer***

The write off of the company's petroleum assets from its balance sheet caused the company to fall out of compliance with Tier 2 requirements as set out by the Exchange. Since the company was no longer meeting all Tier 2 requirements, the Canadian Venture Exchange (now the TSX Venture Exchange) designated the company an "Inactive Issuer" in accordance with Policy 2.6 on September 25, 2001.

In a press release dated August 20, 2002, the company announced it had reached an agreement in principal to purchase a natural gas field in Colombia (the "Natural Gas Field"). The company plans on closing this purchase by the end of September through equity and/or debt financing(s). Upon successful completion of this purchase, the company believes it will be in compliance with all Tier 2 requirements and will apply to the Exchange to have the "Inactive Issuer" designation removed. It is hoped that the company can achieve these goals during the third quarter of 2002.

***Corporate Strategy***

The Corporation recently announced a Colombian Petroleum Production Program based on purchasing existing oil and gas reserves and production and acquiring other properties in Colombia of low geological risk with high potential for reserves, where drilling has already occurred and the presence of petroleum has been established. The completion of the purchase of the Natural Gas Field will launch the Colombian Petroleum Production Program and provide the company with a steady cash flow stream from this considerable asset, which includes production and pipeline facilities.

The company had previously announced in a press release dated April 17, 2002, that it had made an application to Ecopetrol, the Colombian state oil company, for a new Association Contract in the Llanos Basin of Eastern Colombia. The contract area contains two seismically defined drilling prospects of 5 and 15 million barrels of oil reserves respectively, subject to confirmation by exploratory drilling. A pipeline connecting to the export terminal at Coveñas runs through the block. The company is actively pursuing the acquisition of additional low risk production opportunities in Colombia.

The recent additions of Dr. Keith S. Hewitt and Stephen T. Newton to Solana's Board of Directors will assist the company immensely in the implementation of the Colombian Petroleum Production Program. Messrs Hewitt's and Newton's extensive experience in Colombia's oil and gas industry will be extremely valuable during the development and implementation of Solana's Petroleum Production Program in Colombia.

***Private Placement***

The company recently completed a six million unit private placement ($0.10 per unit, includes one common share and ½warrant, with one full warrant entitling the holder to purchase one common share of the company for $0.15 anytime within six months of the closing of the private placement). The company is filing all requisite documents with the TSX Venture Exchange and expects final approval from the TSX Venture Exchange to officially close the private placement in the very near future. Proceeds from this private placement will aid in the funding of the purchase of the Natural Gas Field.

***Liquidity and Solvency***

The company is currently able to meet its financial obligations as they arise.

82-4931

SOLANA Petroleum Corp.

121 E. Birch Ave., Suite 503
Flagstaff, Arizona 86001 USA

# SOLANA PETROLEUM CORP. ANNOUNCES AGREEMENT IN PRINCIPLE TO PURCHASE COLOMBIAN GAS FIELD

SEC 12g 3-2(b) Exemption # 82-4931

August 20, 2002

Mr. J. Bruce Carruthers reports:
Solana Petroleum Corp. announced today that as part of its previously-announced Colombian Petroleum Production Program, it has reached "agreement in principle" to purchase a 42% working interest in an existing producing natural gas field in the prolific Magdalena Basin of the Republic of Colombia.

The purchase is subject to satisfactory conclusion of "due diligence" currently being conducted by Solana, as well as the execution of a mutually-satisfactory Purchase and Sale Agreement between the parties. In that event, the transaction is expected to close by the end of September of this year.

Completion of the purchase will afford Solana existing gas production with a marketing contract in place, additional "proven developed" and "proven undeveloped" natural gas reserves, as well as additional "possible" reserves from other prospective structures on the property.

Mr. Carruthers concluded; "Solana is pleased to initiate our Colombian Production Program with a purchase of existing gas production and revenue, with good upside potential from both development drilling within the field and exploratory drilling of adjoining prospects. Upon closing of the transaction, which is subject to the approval of Ecopetrol, the Colombian state oil company, Solana will be Operator of the gas field and the encompassing contract block."

This release may contain forward looking statements including expectations of future oil and gas production implying an assessment that the resources described can be produced profitably in the future. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated.

Solana Petroleum Corp. trades on the TSX Venture Exchange under the symbol "SOP".

For more information please contact:
Eric A. Gavin, Vice President, Finance and Administration, Phone: 928-779-0166

82-4931

SOLANA Petroleum Corp.

121 E. Birch Ave., Suite 503
Flagstaff, Arizona 86001 USA

# SOLANA PETROLEUM CORP. ANNOUNCES PRIVATE PLACEMENT OF UNITS AND 12% CONVERTIBLE DEBENTURES WITH WARRANTS

SEC 12g 3-2(b) Exemption # 82-4931

September 25, 2002

Mr. J. Bruce Carruthers reports:
Solana Petroleum Corp. ("Solana" or the "Corporation") announced today that it is registering a two part, non-brokered private placement with the TSX Venture Exchange, consisting of:

Offering A) Thirteen million five hundred thousand units at a price of $0.12 per unit for gross proceeds of $1,620,000. Each unit consists of one common share and one-half warrant. Each whole warrant entitles the holder to acquire an additional common share of Solana stock at $0.18 within six months of issuance; and

Offering B) Fifty, 12% convertible debentures (the "Debentures") at $40,000 each for gross proceeds of $2,000,000. One Debenture consists of four (4) individual debentures, designated Series "A" through "D". Series "C" and "D" will each be convertible to Solana common shares one-year from issuance at $0.20 per share, rising to $0.40 after the third year.

The Debentures entitle the holder to receive interest at the annual rate of twelve percent (12%), payable quarterly in cash.

Upon conversion, in addition to a common share, Solana will issue the holder one stand-alone, twelve month warrant (the "Warrants") entitling the holder to acquire an additional common share at the same conversion price.

The outstanding debentures will be redeemable by Solana at par, over a four-year period. They will be also callable by Solana any time after the first anniversary at 105% of the principal amount, plus accrued interest, if Solana's closing stock price has been at least 200% of the conversion price on each of the previous twenty consecutive trading days.

In case of any future adjustments in the number and price of Solana shares as the result of either share splits or reverse splits, the conversion price of both the Debentures and the Warrants will be adjusted accordingly.

Investors can participate in either or both offerings at their discretion.

82-4931

SOLANA Petroleum Corp.



The new financing follows the closing of a $600,000 fully subscribed private placement announced on August 1, 2002. Solana's Management and Board of Directors now hold 37% of the issued and outstanding stock of the Company and 45% on a fully diluted basis.

Proceeds from the private placements will be used for the purchase of a working interest in a producing natural gas field in the Magdalena Basin of the Federal Republic of Colombia (as announced in a press release dated August 20, 2002) and a program of immediate remediation of existing wells in the field. A final Purchase and Sale Agreement is currently ready for execution, with closing anticipated in early October. The purchase is part of Solana's previously announced Colombian Petroleum Production Program.

"The offering of convertible debentures as an option to investors was in response to their stated desire to obtain an excellent fixed return on their money in today's climate of low interest rates, while having considerable 'upside' potential via conversion of the debentures to common stock in the future at fixed conversion rates," Mr. Carruthers said. "By virtue of our purchase of a substantial working interest in a producing gas field having guaranteed long-term market outlets, and the resultant steady cash flow which accrues to Solana, we feel very comfortable with our ability to service the coupon attached to the debentures, as well as meet the redemption schedule called for, while meeting operational cash requirements," he continued.

In addition to the gas field purchase noted above, the Corporation has an application pending to Ecopetrol, the Colombian state oil company, for an Association Contract in Colombia's prolific oil producing basin, the Llanos. The Contract Area contains two highly prospective drilling targets, which are in the immediate vicinity of existing oil export pipelines. A decision from Ecopetrol regarding the application is expected soon.

Solana is also investigating several other petroleum opportunities to either purchase existing production in Colombia or obtain properties where wells have already been drilled and the presence of hydrocarbons established, but where improper testing or completion techniques have prevented further commercial development.

This release may contain forward looking statements including expectations of future oil and gas production implying an assessment that the resources described can be produced profitably in the future. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated.

Solana Petroleum Corp. trades on the TSX Venture Exchange under the symbol "SOP".

For more information please contact:
Eric A. Gavin, Vice President Finance and Administration, Phone: 928-779-0166